

Mail Stop 6010

February 13, 2008

Ms. Pamela Boone
Chief Financial Officer
Synergetics USA, Inc.
3845 Corporate Centre Drive
O'Fallon, Missouri 63368

      Re: Synergetics USA, Inc.
              Form 10-K for the Fiscal Year Ended July 31, 2007
              File No. 001-10382

Dear Ms. Boone:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2007

Index to Financial Statements and Financial Statement Schedule, page 45

- Consolidated Balance Sheets, page 50

1.   We note that you present deferred expenses of $216,000 and $83,000 on your balance
        sheet at July 31, 2007 and 2006, respectively. Describe to us the items reflected in that
        caption at these dates and tell us why you present part of the year-to-year change in
        deferred expenses in the cash flows from investing activities section of your statement of
        cash flows.

Note 1. Nature of Business and Significant Accounting Policies, page 54

- Accounting for Settlement Agreement, page 55

2.   We note here and on page 37 that you entered into a settlement agreement with Iridex to
        dismiss all pending legal actions against each other and entered into a cross-licensing
        agreement for various patents. We also note that you paid a $2.5 million lump-sum
        payment to Iridex in fiscal 2007 and agreed to pay Iridex $800,000 annually for the next
        five years. Based upon these disclosures, it appears that there are three elements to this
        settlement agreement: (i.) the dismissal of the pending litigation, (ii.) the licensing of
        certain patents from Iridex, and (iii.) the licensing of certain patents to Iridex. Please tell
        us and revise your future filings to explain how you valued and accounted for each of the
        elements related to this settlement agreement. Cite the accounting literature on which
        you relied.

-Revenue Recognition, page 56

3.   We note from your disclosures on page 9 and throughout the filing that you enter into
        arrangements to sell your products through distributors. Please tell us and revise this note
        in future filings to describe the nature and significant terms of your arrangements with
        distributors, including any rights of return, stock rotation, price protection or price
        concessions rights you grant to your distributors. Similarly, describe any post shipment
        obligations and acceptance provisions that may exist. Explain how you these obligations
        impact your recognition of revenue on your transactions with distributors.

Note 6. Other Intangible Assets, page 59

4.   We note that you present propriety know-how as part of your other intangible assets
        portfolio as of July 31, 2006 and 2007. Please tell us and revise your note to clearly
        explain what you mean by proprietary know-how and how it meets the definition of an
        intangible asset outlined in paragraph 39 of SFAS 141. Within your discussion, please
        explain the products that were feasible at the date of the acquisition.

Form 10-Q for the Quarter Ended October 29, 2007

Note 7. Entity-wide Information, page 10

5.   Please revise this note in future filings, including your next Form 10-K, to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS 131.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

-Results of Operations, page 15

6.   We note that you implemented an incentive-based buyers' program during June 2007. Please tell us and revise your future filings to describe the program and the type of incentives you give to your customers. Explain how you recognize, measure and characterize the amounts of any consideration given on statement of operations. Tell us how you considered the guidance in EITF 01-09 when adopting your policy.

Item 4. Control and Procedures, page 18

7.   We note that you concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Please revise your future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant